Contact:
                                             Craig Dunham
                                             Dynasil Corporation of
                                             America
                                             Phone: (856) 767-4600
                                             Email:  cdunham@Dynasil.com

         Dynasil Announces Third Quarter Fiscal 2007 Results

WEST BERLIN, N.J. - August 14, 2007 - Dynasil Corporation of America (OTCBB: DYSL.OB), announced results of operations for the quarter ended June 30, 2007. Dynasil is a manufacturer of photonic products including optical materials, components, coatings and specialized sub-systems. We fabricate optical blanks from synthetic fused silica and other optical materials for the laser, semi-conductor, aerospace and optical instrument industries. Through our subsidiary, Optometrics Corporation, we are a worldwide supplier of optical components including diffraction gratings, thin film filters, laser optics, monochromators, and specialized optical sub-systems. On October 2, 2006, we acquired 100% of the stock of Evaporated Metal Films Corporation ("EMF") of Ithaca, NY. EMF provides optical thin-film coatings for a broad range of application markets including display systems, optical instruments, satellite communications and lighting. This is third fiscal quarter that includes EMF's results.

Revenues for the quarter ended June 30, 2007 were $2,584,519, an increase of 41% over revenues of $1,833,869 for the quarter ended June 30, 2006. The net profit for the quarter ended June 30, 2007 was $98,104, or $.02 per share, compared with a net profit of
$139,591, or $.03 per share, for the quarter ended June 30, 2006, from $139,591 to $254,944.
Excluding the impact of the EMF acquisition and $11,366 of stock option expenses, revenues for our historical businesses were up 5% and net income was up 83% compared to the three months ended June 30, 2006. Ongoing process improvements drove those significant gains. Transitional and process improvement costs resulted in a loss at EMF for its third quarter with Dynasil. The EMF loss offset the substantial improvements in our historical businesses. Management is clearly focused on the EMF initiatives required to show continued improvement in 2007 and to deliver profitable results for fiscal year 2008. During Quarter 3, we continued to improve manufacturing yields and downtime. The search was concluded for a new EMF President with a strong operations background who started work on July 11.

Revenues for the 9 months ended June 30, 2007 were $8,124,031, an increase of 61% over revenues of $5,047,405 for the 9 months ended June 30, 2006. The net profit for the 9 months ended June 30, 2007 was $233,231, or $0.03 per share, compared with a net profit of $246,896, or $0.05 per share, for the 9 months ended June 30, 2006. Excluding the impact of the EMF acquisition and option expenses, revenues for our historical businesses were up 21% and net income was up 153% compared to the nine months ended June 30, 2006 from $246,896 to $625,442.

 "We are pleased with the third quarter net income increases of 83% for our historical business and we are showing progress at EMF. We have a very clear focus on the EMF improvements required to make it profitable." said Craig T. Dunham, President and CEO. "Achieving 21% organic growth year to date and recruiting the new EMF President are important milestones towards executing our strategy of profitable growth in our photonic businesses."

About Dynasil: Founded in 1960, Dynasil is a manufacturer of photonic products including optical materials, components, coatings and specialized sub-systems.

This news release may contain forward-looking statements usually containing the words "believe," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act. Future results of operations, projections, and expectations, which may relate to this release, involve certain risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the factors detailed in the Company's Annual Report or Form 10-KSB and in the Company's other Securities and Exchange Commission filings, continuation of existing market conditions and demand for our products.

Dynasil Corporation of America and
Subsidiaries
Consolidated Balance Sheets





                                     June 30      September 30
                                       2007          2006
                                   (Unaudited)

              ASSETS

Current assets
   Cash and cash equivalents           $290,556      $352,139
   Accounts receivable                1,272,152     1,086,394
   Inventories                        1,592,892     1,131,648
   Deferred tax asset                    87,400        61,500
   Other current assets                 215,772       128,957
      Total current assets            3,458,772     2,760,638
                                      ---------     ---------
Property, plant and equipment, net    2,456,530       626,790

Other assets                             83,613        78,812
                                      ---------     ---------
      Total Assets                   $5,998,915    $3,466,240

  LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
    Note payable to bank- Line of      $368,290      $190,000
     credit
    Current portion of long-term         99,634        72,482
     debt
    Accounts payable                    510,117       390,110
    Accrued expenses and other          569,617       368,977
     current liabilities
                                      ---------     ---------
      Total current liabilities       1,547,658     1,021,569

Long-term debt, net                   1,569,127       593,889

Stockholders' Equity                  2,882,130     1,850,782
                                      ---------     ---------
Total Liabilities and                $5,998,915    $3,466,240
Stockholders' Equity

DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

                                   Three Months Ended      Nine Months Ended
                                        June 30                June
                                   2007       2006        2007       2006
                               ----------   ---------    ---------   ---------
Sales                          $2,584,519  $1,833,869   $8,124,031  $5,047,405

Cost of Sales                   1,776,432   1,164,997    5,785,706   3,307,189
                               ----------   ---------    ---------   ---------
Gross Profit                      808,087     668,872    2,338,325   1,740,216

Selling, general and              680,900     501,159    2,021,685   1,414,458
administrative                 ----------   ---------    ---------   ---------

Income from Operations            127,187     167,713      316,640     325,758

Interest expense - net             19,110      21,638       52,780      60,882
                               ----------   ---------    ---------   ---------

Income before Income Taxes        108,077     146,075      263,860     264,876

Income Taxes                        9,973       6,484       30,629      17,980
                               ----------   ---------    ---------   ---------

Net Income                     $   98,104   $ 139,591    $ 233,231   $ 246,896
                               ----------   ---------    ---------   ---------
Net Income per share
   Basic                          $0.02        $0.03        $0.03        $0.05
   Diluted                        $0.01        $0.02        $0.03        $0.04